Item 77D - SunAmerica Money Market Funds, Inc.

At an in-person meeting held on December 1, 2015, the Board approved a proposal to convert the Fund into a "government money market fund" as defined by Rule 2a-7 under the Investment Company Act of 1940, as amended.
  In connection with this approval, the Board also approved a change in the Fund's name to the "SunAmerica Government Money Market Fund."
The conversion and change in the Fund's name became effective on April
29, 2016. In order to qualify as a government money market fund, the Fund must invest at least 99.5% of its total assets in government securities, cash, or repurchase agreements collateralized by government securities or cash. As a government money market fund, the Fund will seek to maintain a stable $1.00 net asset value per share and will not be subject to liquidity fees and/or redemption gates. Post-Effective Amendment No. 51 to the Registration Statement on Form N-1A of
SunAmerica Money Market Funds, Inc. (File No. 002-85370) filed on
April 28, 2016, describing these changes, was filed pursuant to Rule 485(b) of the Securities Act of 1933, as amended, and is incorporated by reference (SEC Accession No. 0001193125-16564216).